SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito C, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item
1.	Telefónica – 2012 First quarter financial results
2.	Recent Development

Item 1.

TELEFÓNICA GROUP CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT MARCH 31, 2012 AND DECEMBER 31, 2011

(MILLIONS OF EUROS)

ASSETS	2012(*)	2011
A) NON-CURRENT ASSETS	107,038	108,800

Intangible assets	23,707	24,064
Goodwill	29,207	29,107
Property, plant and equipment	35,162	35,463
Investment properties	6	6
Investments in associates	4,498	5,065
Non-current financial assets	7,870	8,678
Deferred tax assets	6,588	6,417

B) CURRENT ASSETS	22,124	20,823

Inventories	1,190	1,164
Trade and other receivables	11,363	11,331
Current financial assets	2,312	2,625
Tax receivables	1,529	1,567
Cash and cash equivalents	5,729	4,135
Non-current assets held for sale	1	1

TOTAL ASSETS (A+B)	129,162	129,623

EQUITY AND LIABILITIES	2012(*)	2011
A) EQUITY	27,551	27,383

Equity attributable to equity holders of the parent	21,663	21,636
Non-controlling interests	5,888	5,747

B) NON-CURRENT LIABILITIES	70,882	69,662

Non-current interest-bearing debt	56,561	55,659
Non-current trade and other payables	2,153	2,092
Deferred tax liabilities	4,909	4,739
Non-current provisions	7,259	7,172

C) CURRENT LIABILITIES	30,729	32,578

Current interest-bearing debt	10,985	10,652
Current trade and other payables	15,675	17,855
Current tax payables	2,413	2,568
Current provisions	1,656	1,503

TOTAL EQUITY AND LIABILITIES (A+B+C)	129,162	129,623

(*)	Unaudited information

TELEFÓNICA GROUP CONSOLIDATED INCOME STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31

(MILLIONS OF EUROS)

INCOME STATEMENT	2012(*)	2011(*)
Revenues	15,511	15,435
Other income	412	371
Supplies	(4,596)	(4,476)
Personnel expenses	(2,217)	(2,077)
Other expenses	(4,029)	(3,679)
Depreciation and amortization	(2,570)	(2,517)

OPERATING INCOME	2,511	3,057

Share of (loss) profit of associates	(481)	(16)
Finance income	185	195
Exchange gains	1,424	2,113
Finance costs	(970)	(779)
Exchange losses	(1,457)	(2,109)

Net financial expense	(818)	(580)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,212	2,461
Corporate income tax	(401)	(728)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	811	1,733

Profit after taxes from discontinued operations
PROFIT FOR THE PERIOD	811	1,733

Non-controlling interests	(63)	(109)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	748	1,624
Basic earnings per share attributable to equity holders of the parent (euros)	0.17	0.36

(*)	Unaudited information

TELEFÓNICA GROUP CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE THREE MONTH PERIOD ENDED MARCH 31

(MILLIONS OF EUROS)

	2012(*)	2011(*)
Cash flows from operating activities
Cash received from customers	19,213	19,278
Cash paid to suppliers and employees	(15,257)	(14,767)
Dividends received	9	11
Net interest and other financial expenses paid	(1,178)	(889)
Taxes paid	(319)	(476)

Net cash from operating activities	2,468	3,157

Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets	157	23
Payments on investments in property, plant and equipment and intangible assets	(2,739)	(2,448)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	—	—
Payments on investments in companies, net of cash and cash equivalents acquired	(2)	(708)
Proceeds on financial investments not included under cash equivalents	15	2
Payments made on financial investments not included under cash equivalents	(208)	(186)
Payments from cash surpluses not included under cash equivalents	109	(87)
Government grants received	—	6

Net cash used in investing activities	(2,668)	(3,398)

Cash flows from financing activities
Dividends paid	—	—
Transactions with equity holders	(234)	342
Proceeds on issue of debentures and bonds	2,512	3,341
Proceeds on loans, borrowings and promissory notes	1,237	841
Cancellation of debentures and bonds	(686)	(2,348)
Repayments of loans, borrowings and promissory notes	(1,030)	(478)

Net cash used in financing activities	1,799	1,698

Effect of foreign exchange rate changes on collections and payments	(5)	(170)
Effect of changes in consolidation methods	—	—
Net (decrease) increase in cash and cash equivalents during the period	1,594	1,287
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	4,135	4,220
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	5,729	5,507
BALANCE AT JANUARY 1	4,135	4,220
Cash on hand and at banks	3,411	3,226
Other cash equivalents	724	994
BALANCE AT MARCH 31	5,729	5,507
Cash on hand and at banks	4,230	4,528
Other cash equivalents	1,499	979

(*)	Unaudited information

Consolidated Results

Beginning as of January 1, 2012, Telefónica’s consolidated results are reported in line with the new corporate structure approved in September 2011 that contemplates two regional business units, Telefónica Europe and Telefónica Latin America, and two global business units, Telefónica Digital and Telefónica Global Resources.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the presentation of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.

For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated revenue and expenses.

In line with this reorganisation, Telefónica has included in the Telefónica Latin America and Telefónica Europe regional business units all information pertaining to fixed, mobile, cable, data, Internet and television businesses based on their respective locations. The "Other Companies and Eliminations" heading includes the global business units Telefónica Digital and Telefónica Global Resources, which are not taken into account for segmental reporting, the Atento business, as well as other Group subsidiaries and eliminations from the consolidation process.

As of January 1, 2012, Telefónica Europe’s consolidation perimeter encompasses Telefónica España, with the exception of Tuenti and Terra España. Conversely, Telefónica International Wholesale Services (TIWS), Telefónica North America (TNA) and Jajah are excluded. These five companies are now listed under the “Other Companies and Eliminations” heading, as part of a group of businesses managed by Telefónica Digital and Telefónica Global Resources. Similarly, the operations of Terra, Medianetworks Peru, Wayra and the joint venture Wanda, which in 2011 fell under Telefónica Latin America's scope, are now listed under the "Other Companies and Eliminations" heading, as part of a group of businesses run by Telefónica Digital.

With the aim of facilitating a homogeneous understanding of the information, the financial results of Telefónica Europe and Telefónica Latin America have been restated for the fiscal year 2011 to reflect the new corporate structure as of January 1, 2011. Telefónica’s consolidated results are unaffected by the restatement.

Also, with the objective to provide greater detail in a consistent manner across regions, from January 2012 the revenue breakdown by country is reported under a new structure. Thus, the fixed business is subdivided into "Broadband (FBB) and new services revenues,” “Voice and Access Revenues” and “Other”, while reporting of mobile revenues is subdivided into “Service Revenues” which includes “Data Revenue,” and “Handset Revenues.”

TELEFÓNICA

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	March
	2012	2011	% Chg
Final Clients Accesses	303,974.6	285,634.6	6.4
Fixed telephony accesses (1)	40,283.9	40,946.4	(1.6)
Internet and data accesses	19,282.1	18,769.4	2.7
Narrowband	785.1	1,185.4	(33.8)
Broadband (2)	18,340.9	17,423.2	5.3
Other (3)	156.0	160.8	(2.9)
Mobile accesses (4)	241,084.6	223,053.5	8.1
Prepay (5)	164,136.3	152,471.6	7.7
Contract (6)	76,948.3	70,581.9	9.0
Pay TV (7)	3,324.0	2,865.3	16.0
Wholesale Accesses	5,438.4	4,856.4	12.0
Unbundled loops	3,031.2	2,630.3	15.2
Shared ULL	194.8	240.3	(18.9)
Full ULL	2,836.4	2,390.0	18.7
Wholesale ADSL (8)	878.0	747.3	17.5
Other (9)	1,529.2	1,478.8	3.4

Total Accesses	309,413.0	290,491.0	6.5

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	March
	2012	2011	% Chg
Prepay percentage (%)	68.1%	68.4%	(0.3 p.p.	)
Contract percentage (%)	31.9%	31.6%	0.3 p.p.
MBB accesses (’000)(10)	41,170.4	26,518.4	55.3%
MBB penetration (%)	17%	12%	5.2 p.p.
Smartphone penetration (%)	14%	9%	5.5 p.p.

Notes:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses includes 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain. Additionally, 360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011 and 1.0 million inactive accesses in Brasil in the fourth quarter of 2011.
(6)	First quarter of 2012 includes the disconnection of 0.8 million inactive accesses in Spain.
(7)	Includes 153 thousand clients of TVA from June 2011.
(8)	Includes ULL rented by T. Germany and T. UK.
(9)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.
(10)	MBB means “Mobile broadband”

Telefónica’s first quarter 2012 results illustrate the benefits of the Company’s geographic diversity and its reinvigorated commercial momentum, started in the second half of 2011 and geared towards enhancing the Company’s growth opportunities.

•

Total accesses increased by 7% year-on-year to 309 million by the end of March 2012. The strong quarterly mobile commercial activity (+11% year-on-year in gross additions and handset upgrades) was the main factor driving mobile net additions of 4.3 million accesses (excluding 2 million mobile accesses disconnections in Spain), more than 1.5 times the first quarter of 2011 figure. Mobile contract accesses rose 9% year-on-year to account for 32% of the total mobile accesses base.

•

Mobile broadband accesses posted a strong growth of 55% year-on-year, to 41 million at the end of the quarter, accounting for 17% of total mobile accesses (+5 percentage points versus March 2011). In Latin America, mobile broadband accesses doubled vs. March 2011. In Europe, it is important to mention the significant increase in smartphone penetration to 30% (+9 percentage points year-on-year). This growth, along with the adoption of integrated data tariffs, bolstered the monetization of our customers’ growing demand for mobile data connectivity.

•

By region, it is worth highlighting Telefónica Latin America, whose accesses went up by 11% year-on-year, with net mobile additions of 4.5 million in the quarter, almost doubling the first quarter 2011 figure.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg
Revenues	15,511	15,435	0.5
Internal exp capitalized in fixed assets	187	169	10.4
Main Operating expenses	(10,775)	(10,176)	5.9
Supplies	(4,596)	(4,476)	2.7
Personnel expenses	(2,217)	(2,077)	6.7
Subcontracts	(3,400)	(3,129)	8.7
Bad Debt Provisions	(245)	(181)	35.2
Taxes	(317)	(312)	1.5
Other net operating income (expense)	23	42	(44.5)
Gain (loss) on sale of fixed assets	136	104	30.6
Impairment of goodwill and other assets	(1)	(0)	164.2
Depreciation and amortization	(2,570)	(2,517)	2.1
Operating income (OI)	2,511	3,057	(17.8)
Profit from associated companies	(481)	(16)	n.m.
Net financial income (expense)	(818)	(579)	41.2
Income before taxes	1,212	2,461	(50.8)
Income taxes	(401)	(728)	(44.9)
Income from continuing operations	811	1,733	(53.2)
Non-controlling interests	(63)	(110)	(42.9)
Net income	748	1,624	(53.9)
Weighted average number of ordinary shares	4,473	4,524	(1.1)
outstanding during the period (millions)
Basic earnings per share (euros)	0.17	0.36	(53.4)

Notes:

-	For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, the weighted average number of shares held as treasury stock during the period have not been taken into account as outstanding shares.
-	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

Revenues totaled 15,511 million euros in the first quarter of 2012, a 0.5% year-on-year increase (-1.8% in the previous quarter), due to higher sales at Telefónica Latin America (+8.3% year-on-year), which more than offset lower revenues at the European businesses (-6.6% year-on-year). Excluding the negative impact of mobile termination rates cuts, revenues rose by 1.6% from the first quarter of 2011. Exchange rate effects added 0.4 percentage points to growth.

The Company’s push into the mobile data business was reflected in a steady increase of these revenues, with a year-on-year growth of 15.4%. This business accounted for more than 33% of mobile service revenues in the quarter (+4 percentage points year-on-year). Also noteworthy was the sharp increase in non-SMS data revenues of 27.3% year-on-year, which accounted for more than 55% of total data revenues (+5 percentage points year-on-year).

As a result, revenues from services with the most growth potential (fixed and mobile broadband, and new services beyond connectivity) continued to increase their weight to total Telefónica revenue (27%; +3 percentage points year-on-year) offsetting a receding contribution from traditional voice and access revenue.

The Company’s high and increasing diversification was the driver of its positive revenue performance. Telefónica Latin America accounted for 48% of consolidated revenues (+3.5 percentage points year-on-year) and remained the Company’s main growth engine and largest contributor to growth (+3.7 percentage points). Telefónica Europe accounted for 49% of consolidated revenues (-3.7 percentage points year-on-year).

Consolidated main operating expenses (which consist of supplies, subcontract expenses, personnel expenses, bad debt provisions and taxes) for the first quarter totaled 10,775 million euros (+5.9% year-on-year) against a backdrop of higher commercial-related spending versus the first quarter of 2011. By concepts:

•

Supplies amounted to 4,596 million euros, a year-on-year increase of 2.7% due to increased handset purchases made in the quarter, particularly in Latin America, which was partially offset by the impact of lower mobile termination rates.

•

Subcontract expenses (3,400 million euros) rose by 8.7% year-on-year, mainly due to higher commercial activity including commissions paid to distributors, and rising operating expenses stemming from expansion of the Latin American network.

•

Personnel expenses stood at 2,217 million euros, up 6.7%, year-on-year, amid rising costs in higher-inflation countries in Latin America and expenses associated with redundancy programs in Brazil and in the Czech Republic, which were partly offset by savings in Spain deriving from the Redundancy Program approved in 2011.

The average headcount in the first quarter was 289,037 employees (4,685 more than the average for the first quarter of 2011), mainly due to the larger workforce at Atento. Excluding Atento, Telefónica’s average workforce stood at 133,322 employees, 512 fewer than in the same period a year earlier, following the aforementioned Redundancy Program in Spain.

Gains on sale of fixed assets stood at 136 million euros in the first quarter, mainly due to the sale of non-strategic towers in Spain and Brazil, which totaled 123 million euros. This heading totaled 104 million euros in the first quarter of 2011, primarily due to the impact of the partial reduction of our economic exposure to Portugal Telecom.

As a result, operating income before depreciation and amortization (OIBDA) in the first quarter totaled 5,081 million euros (-8.8% year-on-year). OIBDA margin stood at 32.8% in the quarter (-3.4 percentage points year-on-year).

By regions, Telefónica Latin America continued to increase its contribution to the Group’s consolidated OIBDA, accounting for over 50% of OIBDA (up from a 45% in the first quarter of 2011), while Telefónica Europe reduced its contribution to 49% (from a 53% in the first quarter of 2011). Within Europe, Telefónica España represented 33% of OIBDA.

Depreciation and amortization in the first quarter (2,570 million euros) increased by 2.1% year-on-year. The depreciation and amortization charges derived from purchase price allocation processes amounted to 262 million euros in the quarter (-19.5% year-on-year).

Operating income (OI) totaled 2,511 million euros in the first three months of the year (-17.8% year-on-year).

Profit from associates stood at -481 million euros in the first quarter of 2012 (-16 million euros in the same period of 2011). This year-on-year change was mainly the result of the impact of Telco, S.p.A.’s adjustment of the value of its investment in Telecom Italia, as well as of the operating synergies achieved, with both effects totaling 482 million euros (337 million euros after the related tax effect). It is worth to highlight that this effect is a non-cash impact.

Net financial expenses in the first quarter of 2012 reached 818 million euros, of which 23 million euros were negative foreign exchange differences. This yielded an effective cost of debt of 5.57% in the last 12 months (5.22% in the 12 months ended December 31, 2011). If foreign exchange differences were excluded, the effective cost of debt would be 5.23% compared to 4.91% at December 31, 2011. Regarding this increase in the cost of debt (excluding foreign exchange effects) more than a third is due to higher financing costs, a higher proportion of fixed rate liabilities and the Telefónica España Redundancy Program; approximately another third is due to higher costs and a higher leverage in Latin American currencies and the remaining third is due to various effects.

Corporate income tax in the first quarter of 2012 totaled 401 million euros which, over an income before tax figure of 1,212 million euros, implied an effective tax rate of 33%.

Profit attributable to minority interests reduced net income by 63 million euros in the first three months of the year and fell by 42.9% year-on-year, mainly due to Telefónica’s increased stake in Vivo and to minority interests at Colombia Telecom.

As a result of the abovementioned items, consolidated net profit amounted to 748 million euros in the first quarter of 2012 (-53.9% year-on-year). Basic earnings per share amounted to 0.17 euros.

Telefónica reached in the first quarter of 2012 an Operating Cash Flow of almost four thousand million euros (3,956 million euros; -12.4 % year-on-year). Out of this decrease, 211 million euros are explained by working capital consumption resulting from the regular activity reduction in the first quarter of the year compared to the closing of last year. Payment for CapEx (2,594 million euros) increased 161 million euros from the first quarter of 2011 and exceeded the CapEx accrued during the current quarter by 882 million euros. This will be translated into lower payments in the future which, along with the disappearance of the activity reduction effect, should improve working capital evolution throughout the year.

Interest payments totaled 1,169 million euros, 291 million euros more than in the first quarter of 2011. Out of this amount, 170 million euros are non-recurrent impacts derived from payment of interests related to the restructuring of Colombian companies, payments to the SUNAT in Peru and front-end fees related to financing operations signed in the first quarter. The remaining is mainly due to the seasonality in the payment of interests. It is worth mentioning that interest payments were 373 million euros higher than the interest accrued in the quarter, which will be corrected throughout the year.

Payment for taxes totaled 319 million euros during the first quarter of 2012, 157 million euros lower than in the first quarter of 2011, mainly due to refund of taxes paid in advance in 2011 and the tax amortization in Brazil of the goodwill resulting from the acquisition of VIVO.

As a result, the amount available to remunerate Telefónica, S.A. shareholders, to protect solvency levels (financial debt and commitments), and to accommodate strategic flexibility for the first quarter of 2012 amounted to 82 million euros. This should not be extrapolated over the rest of the year due to the differences created by seasonality in various payments.

At the end of March 2012, net financial debt amounted to 57,131 million euros. The increase in this figure with respect to December 2011 (+828 million euros) can be explained, on the one hand, by greater payments due to commitments, financial investments and share buybacks, these three concepts totaling 625 million euros. On the other hand, the appreciation of Latin American currencies with respect to the euro and other impacts explain a debt increase of 285 million euros. These factors have affected the amount available to remunerate Telefónica, S.A. shareholders, to protect solvency levels (financial debt and commitments), and to accommodate strategic flexibility in the first quarter.

The leverage ratio for the past 12 months (net debt over OIBDA, adjusted by the provision related to the redundancy program in Spain) stood at 2.55 times as of the end of March 2012. If net commitments related to workforce reduction are considered, the ratio of total net debt plus commitments over OIBDA (excluding results on the sale of fixed assets and adjusted by the provision related to the redundancy program in Spain) stood at 2.74 times.

During the first quarter of 2012, Telefónica’s financing activity, excluding short-term Commercial Paper Programmes activity, stood at around 7,500 million equivalent euros, and the main focus was on financing in advance debt maturing in 2012, and smoothing the debt maturity profile for 2013 at the holding level. Net debt maturities for 2013 amount to 7,100 million euros and for 2014 to 7,700 million euros. Main financing operations included:

•	In January, a loan facility with a Chinese financial entity was signed to finance telecom equipment purchases with a local supplier for an amount of 375 million US Dollars.

•	In February, Telefónica increased the 6 year euro bond issued last February 2011 through a private placement, for an amount of 120 million euros.

•	In February, Telefónica issued a 6 year bond in the euro market for an amount of 1,500 million euros that experienced an excess of demand of over 6.5 times.

•	In February, Telefónica signed a 3 year loan with a financial entity for an amount of 200 million euros.

•	In March, Telefónica issued a bond in sterling pounds for an amount of 700 million and 8 year maturity, which was 3.8 times oversubscribed.

•	Also in March, Telefónica issued a 5 year bond in Czech crowns through a private placement, for an amount of 1,250 million Czech crowns.

•

It is worth highlighting, in the loan market, the refinancing signed in March with nearly 40 lenders for two tranches of the O2 syndicated loan maturing in December 2012 and December 2013 for approximately 3,400 million equivalent sterling pounds. On the one hand, Telefónica extended to December 2015 a total of approximately 1,300 million pounds of the 2,100 million sterling pounds maturing in December 2012. On the other hand, Telefónica extended to February 2017 the 2,100 million sterling pounds maturing in December 2013.

Telefónica, S.A. and its holding companies have remained active during the first quarter of 2012 under its various Commercial Paper Programmes (Domestic and European), with an outstanding balance of nearly 2,100 million euros at the end of March (up from 1,685 million euros at the end of December 2011).

Regarding Latin America, as of March 2012 Telefónica’s subsidiaries have tapped the capital markets for an amount of nearly 350 million equivalent euros.

Telefónica maintains total undrawn committed credit lines for an amount of approximately 11,400 million euros, with around 8,500 million maturing in more than 12 months.

At the end of March 2012, bonds and debentures represented 64% of consolidated financial debt breakdown, while debt with financial institutions weighted 36%.

CapEx totaled 1,712 million euros in the quarter, up 10.3% year-on-year, with a CapEx over revenues ratio of 11.0%, excluding investments in spectrum. The Company continued to devote the bulk of its investments to growth and transformation projects (81% of total CapEx), fostering the expansion of broadband services, both fixed and mobile. It should be noted that the year-on-year change of the quarter cannot be extrapolated over the rest of the year given the different levels of investment execution in both years.

Operating cash flow (OIBDA-CapEx), excluding investments in spectrum, stood at 3,374 million euros in the first quarter of 2012.

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latin America

TELEFÓNICA LATIN AMERICA

ACCESSES

Unaudited figures (thousands)

	2011				2012
	March	June	September	December	March	% Chg
Final Clients Accesses	185,432.9	189,779.0	194,260.6	200,760.5	205,433.8	10.8
Fixed telephony accesses (1)	24,196.2	24,173.4	24,126.6	23,960.7	23,905.3	(1.2)
Internet and data accesses	7,776.8	7,974.5	8,147.9	8,244.2	8,397.3	8.0
Narrowband	493.0	449.3	386.9	304.6	291.1	(40.9)
Broadband (2)	7,171.6	7,412.7	7,651.8	7,828.9	7,997.8	11.5
Other (3)	112.3	112.5	109.2	110.6	108.4	(3.5)
Mobile accesses	151,589.0	155,523.1	159,795.4	166,297.9	170,836.9	12.7
Prepay (4)	120,676.5	123,108.6	125,569.4	131,087.2	134,802.7	11.7
Contract	30,912.5	32,414.4	34,226.0	35,210.7	36,034.2	16.6
Pay TV (5)	1,870.9	2,108.0	2,190.6	2,257.7	2,294.3	22.6
Wholesale Accesses	54.5	54.4	53.8	50.9	49.3	(9.6)

Total Accesses T. Latam	185,487.4	189,833.5	194,314.4	200,811.3	205,483.1	10.8
Terra Accesses	551.1	539.0	572.3	641.7	691.5	25.5

Total Accesses in Latin America	186,038.6	190,372.4	194,886.7	201,453.0	206,174.6	10.8

TELEFÓNICA LATIN AMERICA

MOBILE ACCESSES

Unaudited figures (thousands)

	March
	2012	2011	% Chg
Prepay percentage (%)	78.9%	79.6%	(0.7 p.p.	)
Contract percentage (%)	21.1%	20.4%	0.7 p.p.
MBB accesses (‘000)	18,554.3	8,716.0	112.9%
MBB penetration (%)	11%	6%	5.1 p.p.
Smartphone penetration (%)	8%	3%	5.1 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011 and 1.0 million inactive accesses in Brazil in the fourth quarter of 2011.
(5)	Includes 153 thousand clients of TVA from June 2011.

In the first quarter of 2012 Telefónica continued focused on capturing the growth of its markets, strongly fuelling commercial activity as a lever for future revenues growth. This strategy translated into a historic mark for new customer acquisition in a first quarter, despite higher penetration levels in the region, and enabled Telefónica to accelerate the pace of growth in its customer base to 205 million accesses. Accesses rose by 11% year-on-year in the quarter, accelerating the pace of growth in the customer base for the fourth consecutive quarter.

Highlights of key trends in the mobile business in the first quarter of 2012 include:

•	Penetration in Latin America is estimated at 122% (+21 percentage points year-on-year).

•	Telefónica’s mobile accesses growth accelerated to 13% year-on-year in the first quarter (+11% to December 2011), boosting the accesses base to 170.8 million users.

•

Telefónica maintained its lead in the region’s contract segment, with a total of 36.0 million accesses (+17% year-on-year in the quarter), which accounted for more than 21% of the Company’s total mobile accesses.

•

Mobile broadband accesses doubled from the first quarter of 2011 to 18.6 million, reaching a penetration rate of 11% of the Company’s mobile access base. It is worth mentioning the sharp increase in demand for smartphones, whose customer base has more than tripled from March 2011.

•	Net additions amounted to 4.5 million accesses, nearly double those of the same period in 2011, thanks to the higher gross additions (+24% year-on-year) and churn containment.

•	Traffic in the mobile network rose by 19% year-on-year, with outgoing traffic rising by 22% and voice traffic growth outpacing the growth of accesses.

•

ARPU in the region rose by 0.4% year-on-year in organic terms despite the negative impact of mobile termination rates cuts. Outgoing ARPU rose 4.2% year-on-year in organic terms, reflecting the Company’s focus on maximizing customer value.

Highlights from the fixed business in the first quarter of 2012 include the following:

•	Telefónica’s fixed accesses in the region rose by 2% year-on-year to 34.6 million accesses.

•	Accesses at the traditional business delivered an improved performance from previous quarters, slipping by 1% year-on-year to 23.9 million.

•	The Company’s retail broadband accesses climbed by 12% year-on-year to reach 8.0 million, following net additions of 169 thousand accesses in the quarter.

•	Net additions of pay TV customers totaled 37 thousand in the quarter, bringing the customer base to 2.3 million, up 23% year-on-year.

•

The ongoing focus on bundling and broadband is reflected in the fact that 75% of fixed accesses now include some bundled offer package (+7 percentage points year-on-year), while 89% of broadband accesses are subscribed to a double or triple-play offer.

TELEFÓNICA LATIN AMERICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg
Revenues	7,519	6,941	8.3
Internal exp. capitalized in fixed assets	39	35	14.3
Main Operating expenses	(5,136)	(4,494)	14.3
Supplies	(1,916)	(1,781)	7.6
Personnel expenses	(741)	(611)	21.2
Subcontracts	(2,074)	(1,806)	14.8
Bad debt provision	(172)	(103)	67.5
Taxes	(233)	(192)	21.2
Other net operating income (expense)	30	38	(22.6)
Gain (loss) on sale of fixed assets	96	8	n.s.
Impairment of goodwill and other assets	—	—	—
Operating income before D&A (OIBDA)	2,549	2,528	0.8
OIBDA Margin	33.9%	36.4%	(2.5 p.p. )
Depreciation and amortization	(1,239)	(1,148)	7.9
Operating income (OI)	1,309	1,379	(5.1)

Notes:
-	OIBDA and OI before management and brand fees.
-	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela.
-	From January 1, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T. Latin America (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latin America and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

Telefónica Latin America’s revenues reached 7,519 million in the quarter and rose by 8.3% year-on-year in reported terms, showing acceleration in the first quarter (+2.5% reported in the fourth quarter of 2011). The acceleration of revenues growth mainly reflects improved performance in mobile service revenues and is due to the success of the mid-2011 shift in the Company’s commercial strategy.

The increase in mobile broadband revenues remained a key growth driver, leading for another quarter to a significant increase in mobile data revenues, which rose by 28.8% year-on-year and accounted for 28% of mobile service revenues (+3 percentage points year-on-year). Rising connectivity revenues bolstered the growing weight of non-SMS data revenues, which accounted for 55% of data revenues (+3 percentage points year-on-year).

Main operating expenses (which consist of supplies, subcontract expenses, personnel expenses, bad debt provisions and taxes) reached 5,136 million euros in the quarter, increasing 14.3% year-on-year in reported terms, in a context of higher level of commercial activity than in the same period of 2011 in an effort to increase the future revenues growth of the Company.

•

Supply costs posted a year-on-year increase of 7.6% to reach 1,916 million euros, as a consequence of market dynamics characterized by the growth of new businesses. This can be observed in the growth of costs of circuits, sites and tower rentals, higher handset costs, influenced similarly by the higher weight of high end handsets as the smartphones, and higher content provider costs.

•

Subcontract expenses reached 2,074 million euros after rising 14.8% year-on-year in reported terms. This evolution is a consequence of the higher commercial activity and the Company’s focus on keeping high quality levels amid increased inflation in some countries, which led to increased commissions, systems and network costs, and higher expenses in customer care.

•

Personnel expenses totaled 741 million euros, with a year-on-year increase of 21.2% in reported terms which is partially explained by non-recurrent restructuring expenses associated with headcount reduction programs in Brazil (56 million euros in the quarter).

OIBDA stood at 2,549 million euros in the first quarter of 2012, growing by 0.8% year-on-year in reported terms, despite the sizeable increase in commercial activity. First-quarter OIBDA reflected the impact of the sale of non-strategic towers (95 million euros versus 11 million euros in the first quarter of 2011) and the workforce restructuring costs in Brazil above mentioned. Moreover, OIBDA was affected by the start-up operation in Costa Rica from the fourth quarter of 2011 (-15 million euros). The OIBDA margin was 33.9% in the quarter.

CapEx reached 906 million euros in the quarter (703 million euros in the first quarter of 2011), a 28.8% year-on-year increase, mainly related to network rollout to provide voice and fixed and mobile broadband and CapEx related to the deployment of pay TV services, corporate services and systems.

Thus, Operating Cash Flow totaled 1,643 million euros, showing a year-on-year decrease of 10.0%, although year-on-year evolution cannot be extrapolated to the rest of the year given the different levels of investment execution in both years.

TELEFÓNICA LATIN AMERICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2011				2012
	March	June	September	December	March	% Chg
BRAZIL
Final Clients Accesses	77,592.3	79,767.2	82,750.8	87,172.1	90,333.7	16.4
Fixed telephony accesses (1)	11,172.6	11,126.6	11,086.6	10,977.4	10,880.9	(2.6)
Internet and data accesses	3,849.7	3,909.8	3,933.1	3,942.6	3,986.3	3.5
Narrowband	378.1	344.2	287.7	214.5	207.9	(45.0)
Broadband (2)	3,393.6	3,486.9	3,567.5	3,648.0	3,700.1	9.0
Other (3)	78.0	78.8	77.9	80.0	78.2	0.3
Mobile accesses	62,061.3	64,049.1	67,038.4	71,553.6	74,783.7	20.5
Prepay (4)	48,742.0	49,809.7	51,679.3	55,438.1	58,163.0	19.3
Contract	13,319.2	14,239.4	15,359.1	16,115.5	16,620.7	24.8
Pay TV (5)	508.7	681.7	692.7	698.6	682.8	34.2
Wholesale Accesses	32.9	32.4	32.0	28.0	26.9	(18.3)

Total Accesses	77,625.2	79,799.6	82,782.8	87,200.1	90,360.6	16.4

ARGENTINA
Final Clients Accesses	22,142.2	22,537.3	22,630.4	23,008.4	22,786.3	2.9
Fixed telephony accesses (1)	4,614.6	4,621.3	4,617.1	4,611.0	4,597.0	(0.4)
Fixed wireless	36.8	40.2	38.2	38.2	36.8	0.0
Internet and data accesses	1,527.8	1,562.6	1,611.1	1,630.7	1,655.0	8.3
Narrowband	54.9	48.4	43.4	35.7	28.4	(48.2)
Broadband (2)	1,472.9	1,514.1	1,567.7	1,595.1	1,626.6	10.4
Mobile accesses	15,999.8	16,353.5	16,402.2	16,766.7	16,534.2	3.3
Prepay	10,127.8	10,347.3	10,303.2	10,581.3	10,274.0	1.4
Contract	5,871.9	6,006.2	6,099.0	6,185.4	6,260.2	6.6
Wholesale Accesses	12.8	13.2	13.2	13.9	13.4	5.0

Total Accesses	22,155.0	22,550.5	22,643.6	23,022.3	22,799.7	2.9

CHILE
Final Clients Accesses	12,214.7	12,442.1	12,253.1	12,674.4	12,809.1	4.9
Fixed telephony accesses (1)	1,920.2	1,903.8	1,871.4	1,848.1	1,810.3	(5.7)
Internet and data accesses	834.9	857.1	875.1	887.4	894.9	7.2
Narrowband	6.3	6.0	6.0	5.8	5.7	(9.0)
Broadband (2)	820.8	844.2	864.9	878.1	886.0	7.9
Other (3)	7.8	6.8	4.2	3.5	3.2	(59.4)
Mobile accesses	9,100.5	9,308.3	9,125.5	9,548.1	9,703.3	6.6
Prepay (6)	6,448.1	6,586.0	6,326.0	6,732.7	6,922.7	7.4
Contract	2,652.5	2,722.3	2,799.5	2,815.4	2,780.6	4.8
Pay TV	359.1	372.9	381.1	390.8	400.6	11.6
Wholesale Accesses	5.1	5.1	4.9	5.2	5.3	3.7

Total Accesses	12,219.8	12,447.1	12,258.0	12,679.6	12,814.4	4.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	1.0 million inactive accesses were disconnected in Brazil in the fourth quarter of 2011.
(5)	Includes 153 thousand clients of TVA from June 2011.
(6)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011.

TELEFÓNICA LATIN AMERICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2011				2012
	March	June	September	December	March	% Chg
PERU
Final Clients Accesses	17,057.3	17,504.6	18,205.6	18,766.1	19,332.8	13.3
Fixed telephony accesses (1)	2,852.0	2,842.8	2,855.8	2,848.4	2,877.2	0.9
Fixed wireless	515.4	491.7	471.2	444.6	638.0	23.8
Internet and data accesses	934.3	1,005.3	1,070.3	1,120.4	1,182.5	26.6
Narrowband	11.0	10.5	9.8	9.4	9.7	(11.9)
Broadband (2)	903.6	974.7	1,040.3	1,090.6	1,152.2	27.5
Other (3)	19.7	20.1	20.2	20.4	20.5	4.2
Mobile accesses	12,559.9	12,920.9	13,506.8	13,998.3	14,445.2	15.0
Prepay	10,100.5	10,300.8	10,707.6	11,079.6	11,372.7	12.6
Contract	2,459.5	2,620.1	2,799.2	2,918.7	3,072.5	24.9
Pay TV	711.1	735.6	772.6	799.0	828.0	16.4
Wholesale Accesses	0.5	0.5	0.5	0.4	0.4	(4.4)

Total Accesses	17,057.7	17,505.1	18,206.0	18,766.6	19,333.3	13.3

COLOMBIA
Final Clients Accesses	12,338.5	12,312.8	13,081.0	13,746.9	14,287.7	15.8
Fixed telephony accesses (1)	1,569.2	1,540.4	1,521.0	1,480.6	1,463.3	(6.7)
Internet and data accesses	581.6	594.3	613.6	620.3	636.4	9.4
Narrowband	6.0	6.7	7.1	7.9	8.5	41.7
Broadband (2)	575.6	587.6	606.5	612.3	627.9	9.1
Mobile accesses	9,970.6	9,949.4	10,700.0	11,391.1	11,933.0	19.7
Prepay	7,531.4	7,420.0	8,047.6	8,626.8	9,076.4	20.5
Contract	2,439.2	2,529.4	2,652.4	2,764.2	2,856.6	17.1
Pay TV	217.1	228.7	246.4	255.0	255.0	17.4
Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	12,341.8	12,316.1	13,084.3	13,750.2	14,291.0	15.8

MEXICO
Mobile accesses	20,057.0	20,566.7	20,515.7	19,742.4	19,210.8	(4.2)
Prepay	18,476.2	18,930.9	18,731.4	18,149.8	17,690.8	(4.3)
Contract	1,580.8	1,635.9	1,784.3	1,592.6	1,520.0	(3.8)
Fixed wireless	604.1	667.6	726.6	745.3	821.4	36.0

Total Accesses	20,661.1	21,234.3	21,242.2	20,487.7	20,032.2	(3.0)

VENEZUELA
Mobile accesses	9,078.1	9,359.7	9,246.2	9,438.7	9,695.0	6.8
Prepay	8,272.2	8,515.7	8,391.7	8,570.9	8,812.2	6.5
Contract	805.9	843.9	854.6	867.8	882.9	9.6
Fixed wireless	916.3	920.0	893.7	883.4	866.8	(5.4)
Pay TV	74.9	89.0	97.8	114.3	127.9	70.9

Total Accesses	10,069.2	10,368.6	10,237.8	10,436.4	10,689.8	6.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA LATIN AMERICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2011				2012
	March	June	September	December	March	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	470.6	491.2	512.3	530.1	547.5	16.3
Fixed Wireless	303.1	314.2	328.0	340.9	391.7	29.2
Internet and data accesses	2.7	2.9	2.9	3.0	3.3	21.6
Broadband (3)	1.6	1.7	1.8	1.8	1.8	12.5
Other (4)	1.1	1.1	1.2	1.2	1.5	34.3
Mobile accesses	6,626.3	6,805.8	7,018.2	7,562.5	8,085.3	22.0
Prepay	5,994.9	6,160.9	6,348.5	6,850.7	7,310.5	21.9
Contract	631.4	644.9	669.7	711.8	774.9	22.7

Total Accesses	7,099.7	7,299.9	7,533.5	8,095.6	8,636.1	21.6

ECUADOR
Mobile accesses	4,392.4	4,454.2	4,459.3	4,477.5	4,627.3	5.3
Prepay	3,723.3	3,775.6	3,758.8	3,756.5	3,887.6	4.4
Contract	669.1	678.6	700.5	721.0	739.7	10.6
Fixed Wireless	76.5	59.8	42.1	36.4	40.8	(46.6)

Total Accesses	4,468.9	4,514.0	4,501.5	4,513.9	4,668.2	4.5

URUGUAY
Mobile accesses	1,743.1	1,755.6	1,783.0	1,819.0	1,819.1	4.4
Prepay	1,260.0	1,261.7	1,275.4	1,300.8	1,292.9	2.6
Contract	483.1	493.9	507.6	518.2	526.1	8.9

Total Accesses	1,743.1	1,755.6	1,783.0	1,819.0	1,819.1	4.4

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(3)	Includes optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

TELEFÓNICA LATIN AMERICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2011				2012
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	20,589	22,152	24,395	24,944	26,221	29.7
ARPU (EUR)	10.3	10.4	10.2	10.1	10.1	(5.5)
ARGENTINA
Traffic (Million minutes)	4,297	4,674	4,871	4,947	4,665	8.6
ARPU (EUR)	9.4	9.3	9.9	10.5	10.5	15.9
CHILE
Traffic (Million minutes)	3,000	3,006	3,039	3,173	3,188	6.2
ARPU (EUR)	12.0	11.3	11.7	11.6	12.0	(2.6)
PERU
Traffic (Million minutes)	3,868	3,956	4,551	4,771	4,988	29.0
ARPU (EUR)	6.1	5.7	6.0	6.3	6.5	(1.7)
COLOMBIA
Traffic (Million minutes)	4,148	4,573	4,727	4,439	4,351	4.9
ARPU (EUR)	6.8	7.1	7.2	6.8	7.1	(4.0)
MEXICO
Traffic (Million minutes) (2)	5,860	5,857	6,004	5,754	4,454	(24.0)
ARPU (EUR)	5.8	5.3	5.1	5.1	5.5	(1.9)
VENEZUELA
Traffic (Million minutes)	3,464	3,534	3,714	3,816	3,766	8.7
ARPU (EUR) (3)	15.7	15.7	16.5	19.0	19.4	18.6
CENTRAL AMERICA (4)
Traffic (Million minutes)	2,249	2,371	2,564	2,676	2,754	22.5
ARPU (EUR)	6.1	5.6	5.6	5.9	5.9	(2.4)
ECUADOR
Traffic (Million minutes)	1,176	1,158	1,163	1,222	1,127	(4.2)
ARPU (EUR)	6.4	6.3	6.6	7.4	7.3	8.2
URUGUAY
Traffic (Million minutes)	764	744	781	825	827	8.2
ARPU (EUR)	9.9	9.7	10.0	10.5	10.6	2.0

Notes:

•	ARPU calculated as a monthly quarterly average.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in Brazil in the fourth quarter of 2011.
(2)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2011 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

TELEFÓNICA LATIN AMERICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2011				2012
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	20,589	42,741	67,136	92,081	26,221	29.7
ARPU (EUR)	10.3	10.3	10.3	10.2	10.2	(5.5)
ARGENTINA
Traffic (Million minutes)	4,297	8,970	13,842	18,788	4,665	8.6
ARPU (EUR)	9.4	9.2	9.5	9.7	10.5	15.9
CHILE
Traffic (Million minutes)	3,000	6,006	9,045	12,218	3,188	6.2
ARPU (EUR)	12.0	11.6	11.7	11.6	12.0	(2.6)
PERU
Traffic (Million minutes)	3,868	7,823	12,374	17,145	4,988	29.0
ARPU (EUR)	6.1	5.9	5.9	6.0	6.5	(1.7)
COLOMBIA
Traffic (Million minutes)	4,148	8,721	13,448	17,887	4,351	4.9
ARPU (EUR)	6.8	6.9	7.0	6.9	7.1	(4.0)
MEXICO
Traffic (Million minutes) (2)	5,860	11,717	17,721	23,474	4,454	(24.0)
ARPU (EUR)	5.8	5.5	5.4	5.3	5.5	(1.9)
VENEZUELA
Traffic (Million minutes)	3,464	6,998	10,713	14,529	3,766	8.7
ARPU (EUR) (3)	15.7	15.7	15.9	16.7	19.4	18.6
CENTRAL AMERICA (4)
Traffic (Million minutes)	2,249	4,620	7,184	9,860	2,754	22.5
ARPU (EUR)	6.1	5.9	5.8	5.8	5.9	(2.4)
ECUADOR
Traffic (Million minutes)	1,176	2,334	3,497	4,720	1,127	(4.2)
ARPU (EUR)	6.4	6.4	6.5	6.7	7.3	8.2
URUGUAY
Traffic (Million minutes)	764	1,508	2,290	3,114	827	8.2
ARPU (EUR)	9.9	9.8	9.9	10.0	10.6	2.0

Notes:

•	ARPU calculated as a monthly average for each period.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in Brazil in the fourth quarter of 2011.
(2)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2011 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

TELEFÓNICA LATIN AMERICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions, except percentages)

	January - March
	2012	2011	% Chg	% Chg Local Cur

BRAZIL (1)
Revenues	3,604	3,515	2.5	4.2
Wireless Business (1)	2,208	2,036	8.4	10.2
Service revenues	2,127	1,901	11.9	13.7
Data revenues	531	417	27.3	29.4
Handset revenues	81	135	(39.9)	(38.9)
Wireline Business (1)	1,395	1,479	(5.6)	(4.1)
FBB and new services (2)	468	427	9.6	11.4
Voice & Access Revenues	914	1,037	(11.9)	(10.4)
Other	14	15	(8.9)	(7.4)
OIBDA	1,246	1,260	(1.1)	0.5
OIBDA margin	34.6%	35.8%	(1.3 p.p. )
CapEx	507	313	62.2	64.9
OpCF (OIBDA-CapEx)	739	947	(22.0)	(20.7)

ARGENTINA
Revenues	869	759	14.4	18.6
Wireless Business	561	482	16.5	20.8
Service revenues	518	441	17.5	21.8
Data revenues	214	166	28.9	33.6
Handset revenues	43	41	6.0	9.9
Wireline Business	337	303	11.3	15.3
FBB and new services (2)	150	123	21.7	26.2
Voice & Access Revenues	176	169	4.2	8.0
Other	11	11	3.3	7.1
OIBDA	271	259	4.4	8.2
OIBDA margin (3)	30.6%	33.3%	(2.7 p.p. )
CapEx	86	60	42.5	47.8
OpCF (OIBDA-CapEx)	185	199	(7.1)	(3.7)

CHILE
Revenues	622	573	8.7	5.7
Wireless Business	378	347	9.1	6.2
Service revenues	351	322	8.9	5.9
Data revenues	64	59	7.9	5.0
Handset revenues	27	24	12.5	9.4
Wireline Business	269	256	4.8	1.9
FBB and new services (2)	135	114	18.3	15.1
Voice & Access Revenues	126	134	(5.8)	(8.3)
Other	7	8	(12.0)	(14.4)
OIBDA	242	247	(2.1)	(4.7)
OIBDA margin	38.9%	43.1%	(4.3 p.p. )
CapEx	107	76	39.7	35.9
OpCF (OIBDA-CapEx)	135	170	(20.8)	(23.0)

Notes:

•	OIBDA is presented before management and brand fees.

•

From January 1, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T. Latin America (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latin America and “Other companies and eliminations” have been restated to reflect the above mentioned new organization.

(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATIN AMERICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions, except percentages)

	January - March
	2012	2011	% Chg	% Chg Local Cur
PERU
Revenues	566	495	14.3	5.8
Wireless Business	312	263	18.9	10.0
Service revenues	277	229	20.9	11.8
Data revenues	45	32	41.1	30.5
Handset revenues	35	33	5.2	(2.7)
Wireline Business	285	264	7.8	(0.3)
FBB and new services (1)	166	138	19.7	10.8
Voice & Access Revenues	115	120	(4.4)	(11.6)
Other	4	6	(25.0)	(30.6)
OIBDA	204	188	8.4	0.3
OIBDA margin	36.1%	38.0%	(2.0 p.p. )
CapEx	58	34	67.5	54.9
OpCF (OIBDA-CapEx)	147	154	(4.8)	(11.9)

COLOMBIA
Revenues	439	377	16.5	7.0
Wireless Business	267	221	21.0	11.2
Wireless service revenues	247	205	20.6	10.8
Wireless data revenues	60	42	41.8	30.2
Handset revenues	20	16	27.0	16.6
Wireline Business	181	165	9.8	0.8
FBB and new services (1)	91	73	25.9	15.6
Voice & Access Revenues	89	92	(3.2)	(11.0)
Other	1	1	49.4	37.2
OIBDA	137	119	14.8	5.4
OIBDA margin	31.2%	31.7%	(0.5 p.p. )
CapEx	38	47	(18.4)	(25.0)
OpCF (OIBDA-CapEx)	99	72	36.2	25.1

MEXICO (T. Móviles Mexico)
Revenues	390	417	(6.4)	(3.4)
Service revenues	349	379	(7.9)	(5.0)
Data revenues	113	94	21.0	24.8
Handset revenues	41	38	9.2	12.7
OIBDA	83	114	(27.0)	(24.7)
OIBDA margin	21.4%	27.4%	(6.1 p.p. )
CapEx	28	77	(63.4)	(62.2)
OpCF (OIBDA-CapEx)	55	37	47.7	52.3

Notes:

•	OIBDA is presented before management and brand fees.

•

From January 1, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T. Latin America (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latin America and “Other companies and eliminations” have been restated to reflect the above mentioned new organization.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA LATIN AMERICA

SELECTED FINANCIAL DATA BY COUNTRY (III)

Unaudited figures (Euros in millions, except percentages)

	January - March
	2012	2011	% Chg		% Chg Local Cur
VENEZUELA (T. Móviles Venezuela) (1)
Revenues	663	508	30.5		23.5
Service revenues	597	450	32.6		23.7
Data revenues (2)	229	161	41.9		33.4
Handset revenues	66	58	14.2		29.2
OIBDA	287	233	23.2		17.8
OIBDA margin	43.3%	45.9%	(2.6 p.p.	)
CapEx	64	81	(21.4)		(30.9)
OpCF (OIBDA-CapEx)	223	152	47.1		41.1

CENTRAL AMERICA (3)
Revenues	163	135	20.9		17.1
Service revenues	145	127	13.8		10.3
Data revenues	31	22	37.6		37.6
Handset revenues	19	8	151.0		69.8
OIBDA	21	39	(44.6)		(46.3)
OIBDA margin	13.1%	28.6%	(15.5 p.p.	)
CapEx (4)	8	5	61.2		60.4
OpCF (OIBDA-CapEx)	14	34	(59.3)		(61.2)

ECUADOR (T. Móviles Ecuador)
Revenues	117	96	21.5		16.5
Service revenues	104	86	21.8		16.7
Data revenues	31	21	46.5		40.4
Handset revenues	12	10	19.5		14.5
OIBDA	39	31	24.8		19.6
OIBDA margin	33.5%	32.7%	0.9 p.p.
CapEx	8	2	n.m.		n.m.
OpCF (OIBDA-CapEx)	31	29	6.4		2.0

URUGUAY (T. Móviles Uruguay)
Revenues	64	58	10.2		5.3
Service revenues	62	56	10.2		5.3
Data revenues	21	19	6.8		2.1
Handset revenues	3	2	11.2		6.3
OIBDA	29	27	7.3		2.5
OIBDA margin	45.7%	46.9%	(1.3 p.p.	)
CapEx	2	1	n.m.		190.9
OpCF (OIBDA-CapEx)	27	27	2.5		(2.0)

Notes:

•	OIBDA is presented before management and brand fees.

•

From January 1, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T. Latin America (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latin America and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2011, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.
(3)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.
(4)	CapEx includes 5 million euros from the spectrum acquired in Nicaragua in the first quarter of 2012.

Telefónica Europe

TELEFÓNICA EUROPE

ACCESSES

Unaudited figures (thousands)

	2011				2012
	March	June	September	December	March	% Chg
Final Clients Accesses	99,650.6	99,711.0	99,703.6	99,909.7	97,849.3	(1.8)
Fixed telephony accesses (1)	16,750.2	16,520.5	16,320.9	16,158.5	16,378.5	(2.2)
Internet and data accesses	10,441.5	10,396.2	10,285.4	10,248.3	10,193.4	(2.4)
Narrowband	598.7	577.6	554.7	519.8	494.0	(17.5)
Broadband	9,794.2	9,770.4	9,682.8	9,680.4	9,651.6	(1.5)
Other (2)	48.5	48.1	47.8	48.2	47.7	(1.7)
Mobile accesses (3)	71,464.5	71,800.5	72,079.4	72,450.7	70,247.7	(1.7)
Prepay (4)	31,795.1	31,643.2	31,502.8	31,159.7	29,333.6	(7.7)
Contract (5)	39,669.4	40,157.3	40,576.6	41,291.0	40,914.1	3.1
Pay TV	994.4	993.9	1,017.9	1,052.2	1,029.7	3.5
Wholesale Accesses (6)	4,801.9	4,939.7	5,126.2	5,245.1	5,389.1	12.2

Total Accesses	104,452.5	104,650.8	104,829.9	105,154.8	103,238.3	(1.2)

TELEFÓNICA EUROPE

MOBILE ACCESSES

Unaudited figures (thousands)

	March
	2012	2011	% Chg
Prepay percentage (%)	41.8%	44.5%	(2.7 p.p.	)
Contract percentage (%)	58.2%	55.5%	2.7 p.p.
MBB accesses (‘000)	22,616.1	17,802.4	27.0%
MBB penetration (%)	32%	25%	7.3 p.p.
Smartphone penetration (%)	30%	22%	8.5 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	Retail circuits other than broadband.
(3)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(4)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 0.8 million inactive accesses in Spain.
(6)	Includes unbundled lines by T. Germany and T. UK. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.

Telefónica’s operations in Europe continued to face economic headwinds, with negative impacts from regulation and stiff competition along the first quarter of the year 2012. Against this backdrop, Telefónica Europe continued delivering its strategy to increase mobile data adoption obtaining positive results of the new commercial propositions launched across markets in the second half of 2011 to enhance our competitive position.

At the end of March 2012, Telefónica Europe’s total customer base stood at 103.2 million accesses (-1% year-on-year), impacted by the disconnection of 2.0 million mobile accesses on the reported customer base in Spain, after the Company applied more selective activity criteria from January 1, 2012, given the current market environment and the changed commercial model.

Some of the key trends in the mobile business in the first quarter of the year 2012 were as follows:

•

Total mobile customer base reached 70.2 million (-2% year-on-year), impacted by the disconnections in Spain already mentioned, and reflecting the strong momentum in the contract segment which grew by 3% year-on-year to account for 58% of the base (+3 percentage points year-on-year). Handset upgrades rose in the quarter 16% year-on-year.

•

Mobile broadband accesses rose steadily by 27% year-on-year to 22.6 million in March 2012, to reach 32% penetration of the total mobile base (+7 percentage points year-on-year). Increased smartphone adoption was crucial to this performance, with an estimated share of total handset sales in the quarter of 81%, that drove smartphone penetration to 30% of total mobile accesses at the end of quarter (+9 percentage points year-on-year).

Highlights from the fixed-telephony business were:

•	Retail fixed telephony accesses totaled 16.4 million in March 2012 (-2% year-on-year).

•	Retail fixed broadband accesses stood at 9.7 million accesses at the end of March 2012 (-1% year-on-year), mainly reflecting slower market growth and intense competition.

•	Pay TV accesses continued growing 4% year-on-year to 1.0 million customers at the end of March 2012.

TELEFÓNICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions, except percentages)

	January - March
	2012	2011	% Chg
Revenues	7,554	8,088	(6.6)
Internal exp. capitalized in fixed assets	120	121	(0.8)
Main Operating expenses	(5,190)	(5,276)	(1.6)
Supplies	(2,563)	(2,612)	(1.8)
Personnel expenses	(927)	(974)	(4.9)
Subcontracts	(1,564)	(1,509)	3.6
Bad debt provision	(67)	(75)	(11.2)
Taxes	(69)	(106)	(34.7)
Other net operating income (expense)	(10)	7	c.s.
Gain (loss) on sale of fixed assets	40	7	n.m.
Impairment of goodwill and other assets	(1)	(0)	164.2
Operating income before D&A (OIBDA)	2,513	2,947	(14.7)
OIBDA Margin	33.3%	36.4%	(3.2 p.p. )
Depreciation and amortization	(1,251)	(1,295)	(3.4)
Operating income (OI)	1,262	1,652	(23.6)

Notes:

•	OIBDA and OI before management and brand fees.

•

From January 1, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously part of the scope of consolidation of T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra Spain) have been excluded from them and included in “Other companies and eliminations”. Additionally, since the beginning of the year, the scope of consolidation of T. Europe includes T. España. Consequently, the results of T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect this new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

Revenues declined 6.6% year-on-year to reach 7,554 million euros in the first quarter of 2012. This performance is mainly explained by lower ARPUs among services amid challenging economies, the accesses evolution and the mobile termination rate cuts.

Total mobile data revenues continued posting solid growth of 6.1% year-on-year in the quarter, to account for 40% of mobile service revenues (+5 percentage points above first quarter of 2011), leveraging strong year-on-year growth of non-SMS data revenues at 21.1% year-on-year to account for 56% of total data revenues (+7 percentage points year-on-year).

Continued focus on cost contention despite increased commercial activity brought main operating expenses (which consist of supplies, subcontract expenses, personnel expenses, bad debt provisions and taxes) to decrease 1.6% year-on-year to reach 5,190 million euros in the first quarter of 2012. By major components:

•	Supplies decreased 1.8% year-on-year to 2,563 million euros in the first quarter, mainly driven by lower interconnection costs in the year.

•	Personnel expenses decreased by 4.9% year-on-year to 927 million euros in the quarter, mainly reflecting the benefits of headcount redundancy programs in Spain and Germany in 2011.

•	Subcontract expenses reached 1,564 million euros in first quarter 2012, an increase of 3.6% year-on-year due to higher commercial costs associated to strong commercial momentum in contract segment.

As a result, OIBDA totaled 2,513 million euros the first quarter of 2012 (-14.7% year-on-year). OIBDA margin stood at 33.3% in the first quarter of 2012 (36.4% in the first quarter of 2011), mainly impacted by revenues performance and the boost in commercial activity.

CapEx stood at 742 million euros in the first quarter 2012, up 2.9% year-on-year as a result of continued improvement in mobile networks to deliver high-quality services. This year-on-year performance should not be extrapolated for the whole year due to different shaping of investment execution.

Operating cash flow reached 1,771 million euros to March 2012 (-20.4% year-on-year).

TELEFÓNICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	2011				2012
	March	June	September	December	March	% Chg
TELEFÓNICA SPAIN
Final Clients Accesses	44,047.0	43,685.6	43,128.6	43,023.8	40,192.4	(8.8)
Fixed telephony accesses (1)	13,006.2	12,729.0	12,494.7	12,305.4	12,103.5	(6.9)
Naked ADSL	37.4	37.2	36.3	34.4	32.4	(13.2)
Internet and data accesses	5,888.0	5,802.1	5,729.6	5,710.9	5,694.6	(3.3)
Narrowband	118.4	113.2	103.7	84.4	78.0	(34.2)
Broadband (2)	5,749.2	5,669.1	5,607.3	5,608.6	5,599.5	(2.6)
Other (3)	20.4	19.8	18.5	17.9	17.2	(15.6)
Mobile accesses (4)	24,366.4	24,369.9	24,099.9	24,174.3	21,581.4	(11.4)
Prepay (5)	7,823.1	7,708.6	7,440.5	7,359.4	5,735.4	(26.7)
Contract (6)	16,543.3	16,661.3	16,659.4	16,814.9	15,846.0	(4.2)
Pay TV	786.4	784.6	804.4	833.2	812.9	3.4
Wholesale Accesses	3,536.2	3,686.4	3,854.5	4,031.9	4,150.7	17.4
WLR (7)	341.7	379.2	415.3	440.6	461.8	35.2
Unbundled loops	2,578.9	2,654.2	2,752.2	2,881.1	2,984.1	15.7
Shared ULL	240.3	223.7	215.0	205.0	194.8	(18.9)
Full ULL (8)	2,338.6	2,430.4	2,537.2	2,676.1	2,789.3	19.3
Wholesale ADSL	614.9	652.3	686.3	709.6	704.1	14.5
Other (9)	0.8	0.7	0.7	0.6	0.6	(26.0)

Total Accesses	47,583.2	47,372.0	46,983.1	47,055.7	44,343.1	(6.8)

TELEFÓNICA UK
Final Clients Accesses	23,071.7	22,931.3	23,021.2	23,003.9	23,258.9	0.8
Fixed telephony accesses (1)	116.1	135.9	182.3	216.1	315.8	172.1
Internet and data accesses	669.2	652.9	625.3	620.3	617.8	(7.7)
Broadband	669.2	652.9	625.3	620.3	617.8	(7.7)
Mobile accesses	22,286.4	22,142.6	22,213.6	22,167.5	22,325.4	0.2
Prepay	11,636.5	11,468.0	11,448.2	11,227.3	11,162.6	(4.1)
Contract	10,649.9	10,674.6	10,765.4	10,940.3	11,162.8	4.8
Wholesale Accesses (10)	—	—	22.6	26.7	31.4	n.a.

Total Accesses	23,071.7	22,931.3	23,043.8	23,030.7	23,290.3	0.9

TELEFÓNICA GERMANY
Final Clients Accesses	22,383.2	22,849.5	23,219.7	23,440.9	23,943.3	7.0
Fixed telephony accesses (1)	1,988.6	2,044.8	2,042.1	2,055.1	2,403.5	20.9
Internet and data accesses	2,958.5	2,977.2	2,949.2	2,922.3	2,865.6	(3.1)
Narrowband	367.7	356.8	346.7	334.6	319.0	(13.3)
Broadband	2,590.8	2,620.4	2,602.5	2,587.7	2,546.6	(1.7)
Mobile accesses	17,357.2	17,748.0	18,145.6	18,380.1	18,595.5	7.1
Prepay	8,896.8	9,035.1	9,180.7	9,144.5	9,066.3	1.9
Contract	8,460.4	8,712.8	8,964.9	9,235.7	9,529.2	12.6
Pay TV	79.0	79.5	82.8	83.3	78.7	(0.3)
Wholesale Accesses (11)	1,127.6	1,118.2	1,112.3	1,042.4	1,059.1	(6.1)

Total Accesses	23,510.8	23,967.7	24,332.0	24,483.2	25,002.3	6.3

TELEFÓNICA IRELAND
Internet and data accesses	15.2	18.5	21.3	24.2	26.4	74.1
Broadband	15.2	18.5	21.3	24.2	26.4	74.1
Mobile accesses	1,680.3	1,668.8	1,659.1	1,622.9	1,590.5	(5.3)
Prepay	944.2	927.1	912.5	870.1	830.0	(12.1)
Contract	736.0	741.7	746.6	752.9	760.5	3.3

Total Accesses	1,695.4	1,687.2	1,680.4	1,647.2	1,616.9	(4.6)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,505.6	7,554.7	7,574.7	7,629.8	7,620.9	1.5
Fixed telephony accesses (1)	1,639.3	1,610.8	1,601.9	1,581.9	1,555.8	(5.1)
Naked ADSL	186.7	198.2	222.1	237.4	247.2	32.4
VoIP	41.1	47.1	50.1	52.1	63.5	54.8
Internet and data accesses	910.7	945.6	960.0	970.6	989.0	8.6
Narrowband	112.6	107.6	104.3	100.7	97.1	(13.7)
Broadband	769.9	809.6	826.4	839.6	861.4	11.9
Other (12)	28.1	28.3	29.3	30.3	30.5	8.3
Mobile accesses	4,826.6	4,868.6	4,882.2	4,941.7	4,938.0	2.3
Prepay	1,927.1	1,912.3	1,886.9	1,892.4	1,861.3	(3.4)
Contract	2,899.5	2,956.4	2,995.4	3,049.3	3,076.7	6.1
Pay TV	129.0	129.8	130.6	135.6	138.1	7.0
Wholesale Accesses	138.0	135.1	136.8	144.1	147.9	7.1

Total Accesses	7,643.6	7,689.9	7,711.5	7,773.9	7,768.8	1.6

TELEFÓNICA SLOVAKIA
Mobile accesses	947.7	1,002.6	1,079.0	1,164.1	1,216.9	28.4
Prepay	567.4	592.1	634.1	666.1	678.1	19.5
Contract	380.3	410.5	444.9	498.0	538.8	41.7

Total Accesses	947.7	1,002.6	1,079.0	1,164.1	1,216.9	28.4

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses.
(6)	First quarter of 2012 includes the disconnection of 0.8 million inactive accesses.
(7)	Wholesale Line Rental.
(8)	Includes naked shared loops.
(9)	Wholesale circuits.
(10)	Includes Unbundled Lines by T. UK.
(11)	Includes Unbundled Lines by T. Germany. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.
(12)	Retail circuits other than broadband.

•

Accesses in UK and Ireland show a more detailed split than in previous quarters: Telefónica UK details fixed telephony and wholesale acccesses and Telefonica Ireland, Internet and data accesses, which all were previously recorded within T. Europe.

TELEFÓNICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011				2012
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
TELEFÓNICA SPAIN
Traffic (Million minutes)	9,936	10,229	10,068	9,677	9,346	(5.9)
ARPU (EUR) (1)	23.2	23.2	23.4	21.5	21.9	(5.6)
Prepay (2)	9.6	9.5	9.6	8.4	9.3	(2.8)
Contract (3)	29.7	29.6	29.7	27.3	26.7	(10.3)
Data ARPU (EUR)	5.7	5.8	6.2	6.3	6.5	13.8
% non-SMS over data revenues	72.0%	73.3%	75.4%	77.2%	82.0%	10.0 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	13,500	13,139	12,920	12,690	12,254	(9.2)
ARPU (EUR)	24.2	22.6	23.1	22.9	22.8	(8.1)
Prepay	10.8	10.1	10.1	10.1	9.9	(10.8)
Contract	39.0	36.1	37.0	36.2	35.8	(10.2)
Data ARPU (EUR)	10.5	10.3	10.6	10.7	10.9	1.3
% non-SMS over data revenues	37.6%	40.2%	41.7%	42.3%	43.6%	6.0 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	6,859	7,018	6,907	7,208	7,365	7.4
ARPU (EUR)	13.1	13.6	14.0	13.8	13.5	2.7
Prepay	5.4	5.7	5.8	5.8	5.3	(2.7)
Contract	21.3	21.8	22.5	21.8	21.4	0.4
Data ARPU (EUR)	5.2	5.6	5.8	5.9	6.0	15.7
% non-SMS over data revenues	47.5%	50.2%	51.6%	52.0%	53.9%	6.5 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,117	1,140	1,088	1,048	1,004	(10.1)
ARPU (EUR)	34.4	34.0	32.5	31.3	29.2	(15.0)
Prepay	20.1	22.4	21.6	21.1	19.5	(2.9)
Contract	53.0	48.5	45.9	43.4	40.1	(24.3)
Data ARPU (EUR)	14.3	13.0	13.0	13.0	13.0	(9.1)
% non-SMS over data revenues	37.4%	43.0%	44.7%	42.9%	45.7%	8.2 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	2,159	2,274	2,213	2,310	2,330	7.9
ARPU (EUR)	17.4	17.6	17.4	16.5	15.7	(7.3)
Prepay	7.5	7.8	7.7	7.3	6.8	(6.0)
Contract	24.2	24.1	23.6	22.3	21.1	(10.0)
Data ARPU (EUR)	4.7	4.7	4.9	4.7	4.4	(3.3)
% non-SMS over data revenues	45.5%	44.7%	45.3%	45.5%	45.6%	0.1 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 0.8 million inactive accesses in the first quarter of 2012.
(4)	Key Performance Indicators for mobile business in Czech Republic do not include Slovakia.

Notes:

•	ARPU calculated as monthly quarterly average.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011				2012
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg Local Cur
TELEFÓNICA SPAIN
Traffic (Million minutes)	9,936	20,165	30,233	39,909	9,346	(5.9)
ARPU (EUR) (1)	23.2	23.2	23.3	22.9	21.9	(5.6)
Prepay (2)	9.6	9.6	9.6	9.3	9.3	(2.8)
Contract (3)	29.7	29.7	29.7	29.1	26.7	(10.3)
Data ARPU (EUR)	5.7	5.8	5.9	6.0	6.5	13.8
% non-SMS over data revenues	72.0%	72.7%	73.6%	74.6%	82.0%	10.0 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	13,500	26,639	39,560	52,250	12,254	(9.2)
ARPU (EUR)	24.2	23.4	23.3	23.2	22.8	(8.1)
Prepay	10.8	10.5	10.3	10.3	9.9	(10.8)
Contract	39.0	37.5	37.4	37.1	35.8	(10.2)
Data ARPU (EUR)	10.5	10.4	10.5	10.5	10.9	1.3
% non-SMS over data revenues	37.6%	38.9%	39.8%	40.5%	43.6%	6.0 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	6,859	13,877	20,785	27,993	7,365	7.4
ARPU (EUR)	13.1	13.4	13.6	13.6	13.5	2.7
Prepay	5.4	5.6	5.7	5.7	5.3	(2.7)
Contract	21.3	21.5	21.9	21.9	21.4	0.4
Data ARPU (EUR)	5.2	5.4	5.5	5.6	6.0	15.7
% non-SMS over data revenues	47.5%	48.9%	49.8%	50.4%	53.9%	6.5 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,117	2,257	3,345	4,394	1,004	(10.1)
ARPU (EUR)	34.4	34.2	33.6	33.1	29.2	(15.0)
Prepay	20.1	21.3	21.4	21.3	19.5	(2.9)
Contract	53.0	50.8	49.1	47.7	40.1	(24.3)
Data ARPU (EUR)	14.3	13.7	13.5	13.4	13.0	(9.1)
% non-SMS over data revenues	37.4%	40.1%	41.6%	41.9%	45.7%	8.2 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	2,159	4,433	6,645	8,956	2,330	7.9
ARPU (EUR)	17.4	17.5	17.5	17.2	15.7	(7.3)
Prepay	7.5	7.6	7.7	7.6	6.8	(6.0)
Contract	24.2	24.1	23.9	23.5	21.1	(10.0)
Data ARPU (EUR)	4.7	4.7	4.8	4.8	4.4	(3.3)
% non-SMS over data revenues	45.5%	45.1%	45.2%	45.3%	45.6%	0.1 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 0.8 million inactive accesses in the first quarter of 2012.
(4)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:

•	ARPU calculated as monthly quarterly average of each period.
•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company's mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions, except percentages)

	January - March
	2012	2011	% Chg	% Chg Local Cur
TELEFÓNICA SPAIN
Revenues	3,899	4,369	(10.7)
Wireless Business	1,705	1,977	(13.7)
Wireless service revenues	1,354	1,647	(17.8)
Wireless data revenues	413	402	2.7
Handset revenues	351	330	6.5
Wireline Business	2,493	2,677	(6.9)
FBB and new services (1)	1,129	1,172	(3.7)
Voice & access revenues	1,218	1,363	(10.7)
Others	147	142	2.9
OIBDA	1,669	1,931	(13.6)
OIBDA margin	42.8%	44.2%	(1.4 p.p. )
CapEx	356	385	(7.7)
OpCF (OIBDA-CapEx)	1,313	1,545	(15.0)

TELEFÓNICA UK
Revenues	1,719	1,788	(3.9)	(6.0)
Service revenues	1,518	1,619	(6.2)	(8.3)
Data revenues	725	700	3.5	1.2
Handset revenues and other	201	169	19.0	16.4
OIBDA	334	489	(31.7)	(33.2)
OIBDA Margin	19.4%	27.3%	(7.9 p.p. )
CapEx	198	163	21.6	18.9
OpCF (OIBDA-CapEx)	136	326	(58.4)	(59.3)

TELEFÓNICA GERMANY
Revenues	1,258	1,228	2.5
Wireless Business	904	864	4.7
Wireless service revenues	758	686	10.5
Wireless data revenues	336	269	24.8
Handset revenues	146	178	(17.9)
Wireline Business	353	363	(2.8)
FBB and new services (1)	251	290	(13.4)
Voice & access revenues	97	67	45.5
Others	4	6	(30.9)
OIBDA	295	261	13.1
OIBDA margin	23.4%	21.2%	2.2 p.p.
CapEx	134	114	18.0
OpCF (OIBDA-CapEx)	160	147	9.2

TELEFÓNICA IRELAND
Revenues	155	187	(17.0)
Service revenues	143	178	(19.3)
Data revenues	63	73	(13.5)
Handset revenues and other	12	9	26.8
OIBDA	31	54	(42.5)
OIBDA Margin	19.9%	28.6%	(8.8 p.p. )
CapEx	14	9	47.4
OpCF (OIBDA-CapEx)	17	44	(61.6)

TELEFÓNICA CZECH REPUBLIC (2)
Revenues	496	528	(6.0)	(3.5)
Wireless Business	285	296	(3.7)	(1.3)
Wireless service revenues	272	283	(4.0)	(1.6)
Wireless data revenues	75	75	(0.4)	2.2
Handset revenues	13	13	2.1	5.2
Wireline Business	211	231	(8.9)	(6.2)
FBB and new services (1)	100	107	(6.5)	(3.7)
Voice & access revenues	110	123	(10.9)	(8.3)
Others	1	1	(15.0)	(12.5)
OIBDA	201	218	(7.8)	(5.2)
OIBDA margin	40.5%	41.3%	(0.8 p.p. )
CapEx	39	46	(15.6)	(13.2)
OpCF (OIBDA-CapEx)	162	172	(5.7)	(3.1)

Notes:

•	OIBDA before management and brand fees.

•

From January 1, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously part of the scope of consolidation of T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra Spain) have been excluded from them and included in “Other companies and eliminations”. Additionally, since the beginning of the year, the scope of consolidation of T. Europe includes T. España. Consequently, the results of T. Europe and "Other companies and eliminations" have been restated for the fiscal year 2011, to reflect this new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

(1)	Includes FBB conectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over conectivity.
(2)	Includes Slovakia.

Key performance indicators

The Group uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, different from accounting measures, are as follows:

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding depreciation and amortization expenses from operating income in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by management in the short term. OIBDA is considered to be more meaningful for investors as it provides an analysis of segment operating performance and profitability using the same measures utilized by management. This metric also allows for comparisons with other companies in the telecommunications sector without consideration of their asset structure.

OIBDA is used to track the performance of the business and to establish operating and strategic targets. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS-IASB, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as an alternative to operating income as a measurement of our operating results or as an alternative to cash flows from operating activities as a measurement of our liquidity.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the three month periods ended March 31, 2012 and 2011:

Millions of euros	March 31, 2012 (*)	March 31, 2011(*)
OIBDA	5,081	5,574
Depreciation and amortization	(2,570)	(2,517)

OPERATING INCOME	2,511	3,057

(*)	unaudited information

The following tables present the reconciliation of OIBDA to operating income for each business segment for the three month periods ended March 31, 2012 and 2011, respectively:

March 31, 2012 (*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other companies and eliminations	Total Group
OIBDA	2,549	2,513	19	5,081
Depreciation and amortization	(1,240)	(1,251)	(79)	(2,570)

OPERATING INCOME	1,309	1,262	(60)	2,511

(*)	unaudited information

March 31, 2011 (revised1)(*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other companies and eliminations	Total Group
OIBDA	2,528	2,947	99	5,574
Depreciation and amortization	(1,149)	(1,295)	(73)	(2,517)

OPERATING INCOME	1,379	1,652	26	3,057

[1]	Revised to present, for comparative purposes, the new group structure as if it had been in place as of January 1, 2011.
(*)	unaudited information

Debt indicators

The Group calculates net financial debt by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated statement of financial position), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated statement of financial position). The Group calculates net debt by adding to net financial debt those commitments related to financial guarantees, not considered as net financial debt, and those related to workforce reduction. The Company believes that net financial debt and net debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. The Company uses net financial debt and net debt to calculate internally certain solvency and leverage ratios used by management. Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.

The following table presents the reconciliation between the Telefónica Group’s gross financial debt, net financial debt and net debt at March 31, 2012 and December 31, 2011:

Millions of euros	March 31, 2012 (*)	December 31, 2011
Gross financial debt	67,604	66,311
Other non-current payables	1,665	1,583
Non-current financial assets	(4,040)	(4,830)
Current financial assets	(2,369)	(2,625)
Cash and cash equivalents	(5,729)	(4,135)

Net financial debt	57,131	56,304
Net commitments related to workforce reduction	1,946	1,810

Net debt	59,077	58,114

(*)	unaudited information

Item 2

Recent Development

Merger of Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP

On March 30, 2012, Telefónica Móviles Colombia, S.A. (a wholly-owned subsidiary of the Guarantor), the Colombian government (the “Government”) and Colombia Telecomunicaciones, S.A. ESP (in which the Guarantor has a 52% interest and the Government has a 48% interest) entered into certain agreements to restructure the fixed and mobile businesses of such entities in Colombia.

Pursuant to these agreements, the Government will assume responsibility for the payment of 48% of the amounts due by Colombia Telecomunicaciones, S.A. ESP to the public entity PARAPAT (Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones) which become due following the effectiveness of such agreements. In addition, the agreements provide for the temporal extension of Colombia Telecomunicaciones, S.A. ESP’s payment obligations to PARAPAT for six additional years (until 2028). As of March 31, 2012, the amounts due by Colombia Telecomunicaciones, S.A. ESP to PARAPAT amounted to 664,171,264,796 Colombian pesos, plus interest.

Finally, Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP are expected to merge. The Guarantor will initially hold 70% of the share capital of the resulting company. The Government will initially hold the remaining 30% but may increase its stake up to 33% by 2015, based on the operating performance of the resulting company. The resulting company is expected to be the second largest integrated telecommunications operator in Colombia, and will be responsible for the remaining 52% of the payment obligations to PARAPAT.

The agreements referred to above are subject to the obtention of the required regulatory approvals, some of which are currently pending, and the merger of Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 21, 2012	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer